November 9, 2010

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:	RehabCare Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Definitive Proxy Statement filed March 23, 2010
File No. 001-14655

Dear Mr. Riedler:

We refer to the comment letter dated October 28, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) concerning the Form 10-K for the fiscal year ended December 31, 2009 of RehabCare Group, Inc. (“RehabCare” or the ‘‘Company’’) filed with the Commission on March 8, 2010 (the ‘‘Form 10-K’’) and the Company’s Definitive Proxy Statement filed with the Commission on March 23, 2010 (the “Proxy Statement”).

We have set forth below the text of the Staff’s comment contained in its comment letter followed by the Company’s response. The Company expects that it will revise its future filings (beginning with its proxy statement for the next annual meeting of stockholders) as noted in the response below.

Definitive Proxy Statement filed on March 23, 2010

Executive Compensation, page 12

5.
We acknowledge your response and we re-issue prior comment 5 in part.  In this regard we note that you provide adequate disclosure regarding how the cash portion of the Long-Term Incentive Plan awards are determined but no disclosure regarding the equity portion of those awards.  Also, we note that the cash portion of LTIP awards only constitutes 20% to 25% of the total awards for four of the named executive officers and 0% for one named executive officer.  Please provide us with draft disclosure applicable to the stock portion of the LTIP awards that addresses the following:

●	the specific corporate or individual performance criteria for each NEO;

●	the targeted levels of performance of each of these performance goals; and

●	the level of achievement attained for each of these goals.

RehabCare Group, Inc.                                                 Page 2

In response to your comment, we will expand the disclosures related to the stock portion of the LTIP in the Company’s next definitive proxy statement substantially as follows:

Long-Term Incentive Plan - Equity Awards

2010 -2012 Performance Share Plan

 Performance shares were awarded to Dr. Short to further align his performance with the interests of shareholders as reflected in his employment agreement.  In 2010 the CNGCC granted Dr. Short 22,345 performance based restricted shares that will vest upon achieving target performance, 39,104 shares for achieving maximum performance, and 0 shares for performance below the established threshold.  The other NEO’s did not participate in the performance share plan.

The final performance results for the 2010–2012 performance share plan cycle will be reviewed and approved by the CNGCC in February 2013. The award threshold, target, and maximum financial goals are as follows:

	Goals
	Threshold	Target	Maximum
EPS (60%)	$2.948	$3.680	$4.423
Revenue (40%)	$1,347.1M	$1,679.7M	$1,850.1M

Threshold, target, and maximum financial goals were established based on a 25% compounded annual growth rate in earnings per share and on a 10% compounded annual growth rate in revenue over a three-year period as measured against an estimated 2009 business performance baseline that integrated the 2009 Triumph Healthcare acquisition on a full year (12 month) basis. (We will disclose the following when the payout determination is made - The earnings per share performance was XX% and the revenue achieved was XX%)

Restricted Share Awards

In 2010 the CNGCC granted restricted shares to NEO’s and other members of management. The awards will vest in full three years from the grant date based on continued employment with RehabCare Group, Inc. The NGCC believes that time vested awards are an effective component in retaining executives. Award values are expressed as a percentage of base salary for each executive as displayed in the table on page 19. In February 2010 the following awards were approved and awarded effective April 1: Dr. Short, 22,345 shares, Mr. Shreiner, 13,550 shares, Ms. Henry, 13,340 shares, and Ms. Williams 6,940 shares. In November 2009, Mr. Hardaway received a grant for 18,500 shares in joining RehabCare Group Inc. as a part of the Triumph Health Care acquisition. In July 2010, Mr. Hardaway received a 15,000 share grant as part of his promotion to Executive Vice President for the Hospital Division. The July award will vest in full two years from the grant date.  Equity grants are typically approved at the CNGCC’s February meeting with the grant date being determined at that time.

RehabCare Group, Inc.                                                 Page 2

In addition to the expanded disclosure as noted above, the Company will continue to disclose the total Long Term Incentive Award values for the respective NEO’s in a tabular format as was done in the current year definitive proxy statement in the table on page 19.  In addition, the Company will continue to disclose final award payout information when final payout determinations are made as was the case on page 20 in the current year definitive proxy statement for the payouts related to the 2007-2009 performance cycle.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (314) 659-2189.

Sincerely,

/s/  Jay W. Shreiner
Jay W. Shreiner
Executive Vice President and
Chief Financial Officer